Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5420, Cincinnati, Ohio 45201-5420]

WAIVER OF ADJUSTMENTS RIDER FOR TERMINAL ILLNESS

This is your waiver of adjustments rider for terminal illness. It is attached to an individual deferred variable annuity contract. It is a legally binding agreement between you and us. It waives any negative market value adjustment that may otherwise apply to a surrender of the annuity contract if you meet the conditions set out in this rider. There is no separate charge for this rider. PLEASE READ THIS RIDER WITH CARE.

As you read through this rider, please note that the words “you” and “your” refer to the owner of the annuity contract, including a joint owner, if any. The words “we”, “us”, “our”, and “Company” refer to MassMutual Ascend Life Insurance Company. The word “Rider” refers to this rider. The word “Contract” refers to the annuity contract identified below. Other capitalized words are defined by a specific provision of this Rider, or by the Contract.

RIDER SPECIFICATIONS

Contract Number:	[0000000000]
Insured{s}	[JOHN DOE]
[JANE DOE]
Benefit Eligibility Date:	[April 1, 2022]

This Rider is a part of the Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Rider shall control.

Signed for us at our office as of the date of issue.

[ ]	[ ]
[Mark F. Muething]	[John P. Gruber]
[President]	[Secretary]

ICC22-R1843822NW	1

WAIVER OF ADJUSTMENTS FOR TERMINAL ILLNESS

This Rider does not provide a waiver of adjustments until after the Benefit Eligibility Date.

Upon your Request in Good Order, we will waive any negative Market Value Adjustment that may otherwise apply under the Contract to a surrender of the Contract on or after the Benefit Eligibility Date if at the time of such surrender an Insured has been diagnosed as having a life expectancy of less than 12 months, and that diagnosis meets both of the following conditions.

1)	the diagnosis has been made by a Physician; and

2)	such diagnosis was first made after the Contract Effective Date.

As a part of a Request in Good Order, you must provide us with proof of a diagnosis that meets these conditions. The diagnosis and proof must be satisfactory to us. We reserve the right to have a Physician of our choosing examine you, if needed, to confirm the diagnosis at our expense. If there is a conflict between the opinion from your Physician and the company’s Physician, you may request, at our expense, an opinion of a third Physician, who is mutually agreeable to you and us. In this instance, the opinion of the third Physician will control. Your request and satisfactory diagnosis and proof must be provided to us before the date of the surrender. If we deny your request, we will provide you with written notice of our decision and give you an opportunity to provide additional proof, or to decide to proceed with the surrender subject to any negative Market Value Adjustment that may apply.

This waiver does not apply to a withdrawal of an amount less than the Contract’s full Surrender Value.

DEFINITIONS

Insured

An individual whose diagnosis is used to qualify for benefits under this Rider. Each natural person (other than a trustee, custodian, or plan sponsor) who is an Owner or joint owner of the annuity contract on the Contract Effective Date is an Insured. If on the Contract Effective Date the Contract is owned by a trust, custodian, or plan sponsor, or by a corporation, partnership, limited liability company, or other entity, then each Annuitant on such date is an Insured. No person other than a successor owner may become an Insured after the Contract Effective Date. If the spouse of the person who is the Insured on the Contract Effective Date becomes the successor owner of the Contract, then that spouse will become the Insured.

Market Value Adjustment

An adjustment to Contract values that may apply upon a withdrawal or surrender that is based on a comparison between interest rates at the beginning of a term and interest rates at the time of the withdrawal or surrender. A negative Market Value Adjustment is one that would reduce the Contract values.

Physician

A United States licensed medical doctor (M.D.) or a United States licensed doctor of osteopathy (D.O.) practicing within the scope of his or her license. The term “Physician” does not include an Owner or joint owner, an Insured, a Family Member of an Owner, joint owner, or Insured, or an employee, officer, director, owner, partner, member, or agent of a non-natural person Owner or joint owner.

Family Member

A spouse, parent, grandparent, child, grandchild, sibling, aunt, uncle, first cousin, niece, or nephew, or any such relative by marriage or adoption, including in-laws and step-relatives.

ICC22-R1843822NW	2

TERMINATION

This Rider will terminate and shall have no value when one of the following occurs:

1)	you transfer or assign an interest in the Contract, unless to an Insured;

2)	when no further Market Value Adjustments can ever apply under the Contract;

3)	you surrender or annuitize the Contract; or

4)	a death that would give rise to a death benefit under the Contract, unless a spouse of the Insured becomes the successor owner of the Contract.

Termination of this Rider shall not take away rights under this Rider to which you are already entitled.

ICC22-R1843822NW	3